January 19, 2005

The European Commission imposes a fine on certain MCAA producers

According to a decision by the European Commission announced today, various producers of MCAA (monochloroacetic acid), an organic chemical used as intermediate in the manufacture of various products, have been fined. This decision was made further to an investigation regarding alleged arrangements affecting competition in certain markets for MCAA.

Among those producers, Hoechst, an affiliate of sanofi-aventis, received a fine of 74,03 million euros. This risk, which has already been taken into account, will have no impact on the results of sanofi-aventis.

Hoechst sold its MCAA business to Clariant AG in 1997 and has no longer been active in this business since that time.

Hoechst will consider whether to bring appeal in the Court of First Instance in Luxemburg once it has received the full text of the decision.

About Sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, Sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE: SNY).

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